FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of Her Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year:   December 31, 2018

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PETER MILBOURN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

PAUL E. DENARO Milbank LLP 55 Hudson Yards New York, New York 10001	SUSAN LOVE Vice President and Treasurer Export Development Canada 150 Slater Street Ottawa, Ontario, Canada K1A 1K3

* The Registrant is filing this Amendment No. 3 to its annual report on a voluntary basis.

This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2018 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement to be dated as of February 24, 2020 between EDC and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of February 14, 2020 among EDC and BNP Paribas, BofA Securities, Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC, as representatives of the several underwriters, (iii) the Opinion and Consent of Legal Counsel of EDC, (iv) the Consent of Milbank LLP, U.S. Counsel for EDC, and (v) the Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters, all of which were prepared in connection with the offering of U.S.$2,000,000,000 1.375% United States Dollar bonds due February 24, 2023 (the “Bonds”) described in EDC’s Prospectus Supplement dated February 14, 2020 (the “Prospectus Supplement”) to EDC’s Prospectus dated December 10, 2018 (the “Basic Prospectus”).

That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statement No. 333-225889. Such portion is not expected to exceed an aggregate principal amount of U.S.$1,800,000,000.00. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, U.S.$9,397,730,000.00 aggregate principal amount of Bonds will remain available for offer and sale under Registration Statement No. 333-225889.

The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2018, as hereby amended, are as follows:

99.1	Export Development Canada Supplemental Information (previously filed).

99.2	Consent of the Auditor General of Canada (previously filed).

99.3	Export Development Canada’s 2018 Annual Report (previously filed).

99.4	Copy of the consolidated Export Development Act, effective as of May 18, 2017 (previously filed).

99.5	Auditor General Power of Attorney (previously filed).

99.6	Fiscal Agency Agreement.

99.7	Underwriting Agreement.

99.8	Opinion and Consent of Legal Counsel of EDC.

99.9	Consent of Milbank LLP.

99.10	Consent of Stikeman Elliott LLP.

It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee(1)	U.S.$	224,100.00
Legal		30,000.00
Miscellaneous Expenses		20,900.00
	U.S.$	275,000.00

1 Calculated based on a filing fee of U.S.$124.50 per U.S.$1,000,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number three to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 21st day of February, 2020.

Export Development Canada

By: /s/ Susan Love
Name: Susan Love
Title: Vice President and Treasurer

EXHIBIT INDEX

99.1	Export Development Canada Supplemental Information (previously filed).

99.2	Consent of the Auditor General of Canada (previously filed).

99.3	Export Development Canada’s 2018 Annual Report (previously filed).

99.4	Copy of the consolidated Export Development Act, effective as of May 18, 2017 (previously filed).

99.5	Auditor General Power of Attorney (previously filed).

99.6	Fiscal Agency Agreement.

99.7	Underwriting Agreement.

99.8	Opinion and Consent of Legal Counsel of EDC.

99.9	Consent of Milbank LLP.

99.10	Consent of Stikeman Elliott LLP.